EXHIBIT 17.2

VIA E-MAIL

From: William H. Flores
Sent: Sunday, September 24, 2006 8:24 PM
To: John Berger
Subject: Trulite Inc.
Importance: High

Dear John,

This confirms our earlier discussions regarding my service as a Director of Trulite, Inc.  As you are aware, I have started a new business and have numerous volunteer activities with which I am very involved.  Due to the foregoing, I am do not have the time to be able to continue to serve as a Director of Trulite.  Therefore, I must submit my resignation as a Director.  This resignation will be effective at the time the company elects my replacement.  Please be assured that this resignation is due only to my time constraints and not due to any concerns that I have regarding Trulite or its future.

Please express my regrets to the Management and other Directors of the company and let them know that I am counting on its future success.  Please call me if you have any questions.  Thanks

Bill